16003526

SEC
Mail Processing
Section

FEB 24 2016

Washington DC
409

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-67048

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2015 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UltraLat Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

801 Brickell Avenue, Suite 1020
(No. and Street)

Miami	FL	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Singer (516) 784-8922
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co., P.A.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive	Miami	Florida	33133
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Francisco Velasco, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UltraLat Capital Markets, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

MARCELO LEUS
Notary Public - State of Florida
My Comm. Expires Jul 31, 2018
Commission # FF 119802

(Signature)

CEO

(Title)

(Notary Public) MARCELO LEUS

State of Florida
County of Miami-Dade
The foregoing instrument was acknowledged before me this 22 day of FEBRUARY 2016 by FRANCISCO VELASCO who is personally known to me or who has produced FL DR. LIC# V422-240-69-055-0 as identification.

Marcelo Leus NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

CONTENTS

KAUFMAN|ROSSIN
cpa • advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ultralat Capital Markets, Inc.
Miami, Florida

We have audited the accompanying statement of financial condition of Ultralat Capital Markets, Inc. as of December 31, 2015, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of Ultralat Capital Markets, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ultralat Capital Markets, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information contained on pages 13 and 14 has been subjected to audit procedures performed in conjunction with the audit of Ultralat Capital Markets, Inc.'s financial statements. The supplemental information is the responsibility of Ultralat Capital Markets, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kaufman, Rossin & Co.

Kaufman Rossin & Co., P.A.

Miami, Florida
February 18, 2016

ULTRALAT CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

CASH AND CASH EQUIVALENTS (NOTE 3)	$	3,087,018
RECEIVABLE FROM BROKER (NOTE 3)		332
DEPOSIT AT BROKERS (NOTE 3)		170,000
REFUNDABLE INCOME TAXES (NOTE 6)		183,333
PROPERTY AND EQUIPMENT, NET (NOTE 4)		186,345
OTHER ASSETS (NOTE 5)		221,562
	$	3,848,590

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable and accrued liabilities	$	204,906
Deferred income taxes (Note 6)		42,000
Total liabilities		246,906
COMMITMENTS AND CONTINGENCIES (NOTES 5 AND 8)		
STOCKHOLDERS' EQUITY		3,601,684
	$	3,848,590

See accompanying notes.

CONFIDENTIAL

ULTRALAT CAPITAL MARKETS, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2015

REVENUE		
Riskless principal transactions (Note 7)	$	5,091,727
Commissions		1,104,610
Other		298,373
Interest and dividends		152,187
Total revenue		6,646,897
EXPENSES		
Clearing charges		513,064
Depreciation and amortization (Note 4)		95,128
Other general and administrative		639,852
Professional fees		446,815
Referral fees (Note 7)		2,445,537
Rent (Note 5)		237,293
Salaries and related expenses		2,129,599
Total expenses		6,507,288
INCOME BEFORE INCOME TAXES		139,609
INCOME TAXES (NOTE 6)		48,761
NET INCOME	$	90,848

See accompanying notes.

CONFIDENTIAL

ULTRALAT CAPITAL MARKETS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2015

	Common stock; $0.01 par value; 10,000 shares authorized				
	Shares issued and outstanding	Amount	Additional paid-in capital	Retained earnings	Total
Balances - December 31, 2014	10,000	$ 100	$ 898,073	$ 2,612,663	$ 3,510,836
Net income	-	-	-	90,848	90,848
Balances - December 31, 2015	10,000	$ 100	$ 898,073	$ 2,703,511	$ 3,601,684

See accompanying notes.

CONFIDENTIAL

ULTRALAT CAPITAL MARKETS, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	90,848
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and amortization		95,128
Deferred income taxes	(	22,000)
Changes in operating assets and liabilities:		
Receivable from broker		9,102
Refundable income taxes	(	183,333)
Other assets		57,827
Accounts payable and accrued liabilities	(	250,324)
Total adjustments	(	293,600)
Net cash used in operating activities	(	202,752)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(	12,275)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(	215,027)
CASH AND CASH EQUIVALENTS - BEGINNING		3,302,045
CASH AND CASH EQUIVALENTS - ENDING	$	3,087,018
Supplemental Disclosure of Cash Flow Information:		
Interest paid	$	4,727
Income taxes paid	$	308,867

See accompanying notes.

CONFIDENTIAL

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

UltraLat Capital Markets, Inc. (the Company), is a member of the Financial Industry Regulatory Authority (FINRA) and is a registered broker dealer. The Company primarily acts in a principal capacity, buying and selling securities on a riskless basis with customers and other dealers within Latin America, principally Columbia. The Company is also authorized to buy and sell equities, mutual funds, corporate debt, and U.S. Government debt, for its customers, and charge a commission.

The Company is a majority owned subsidiary of Ultra Holdings Group, Inc., (the Parent).

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Securities Transactions and Revenue Recognition

The Company records all security transactions on the trade-date basis, and realized gains or losses from security transactions were determined using specific identification method.

Dividend income is recognized on the accrual basis as determined by the ex-dividend date. Interest income is recognized on the accrual basis.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances in excess of federally insured limits. The Company does not expect any risk of loss with regard to these deposits.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense currently.

Depreciation and Amortization

Depreciation of property and equipment is computed using the straight-line method at various rates based upon the estimated useful lives of the assets. The range of estimated useful lives is summarized as follows:

Furniture and fixtures	7 years
Leasehold improvements	6 years
Office equipment	2 - 5 years

Defined Contribution Plan

The Company maintains a 401(k) plan covering substantially all employees, with the Company matching up to 6% of employee payroll deferrals. Matching contributions to the Plan for the year ended December 31, 2015 totaled $29,635.

Income Taxes

The Company accounts for income taxes under the liability method whereby deferred tax assets and liabilities are provided for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred tax assets, net of a valuation allowance, are recorded when management believes it is more likely than not that the tax benefits will be realized. Realization of the deferred tax assets is dependent upon generating sufficient taxable income in the future. The amount of deferred tax asset considered realizable could change in the near term if estimates of future taxable income are modified.

The Company assesses its tax positions in accordance with "*Accounting for Uncertainties in Income Taxes*" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2012.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising Costs

Advertising costs are charged to operations as incurred and are included in operating expenses. The amount charged for the year ended December 31, 2015 was approximately $6,000.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $100,000 or 6-2/3% of "Aggregate Indebtedness", as defined. At December 31, 2015, the Company's "Net Capital" was $3,010,040 which exceeded requirements by $2,910,040. The ratio of "Aggregate Indebtedness" to "Net Capital" was 0.07 to 1 at December 31, 2015.

NOTE 3. RISK CONCENTRATIONS

Clearing and Depository Concentrations

The clearing and depository operations for the Company's securities transactions other than futures are provided by a brokerage firm whose principal office is in Jersey City, New Jersey. The underlying agreement expires in November 2016 and provides for early termination fees of $250,000. Effective October 2014, the Company entered into an agreement with a firm whose principal office is in Chicago, Illinois, that will clear futures transactions for the Company. The futures clearing agreement may be terminated without cause by either party by providing 30- day notice. At December 31, 2015, the deposit at brokers, the receivable from broker and $3,082,648 of cash and cash equivalents are held by and due from these brokerage firms.

Other Risk Concentrations

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 3. RISK CONCENTRATIONS (Continued)

Other Risk Concentrations (continued)

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing broker extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and the securities in the customers' accounts. In connection with these activities, the Company executes customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

NOTE 4. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2015 consisted of the following:

Furniture and fixtures	$ 221,623
Office equipment	334,030
Leasehold improvements	209,623
Artwork	19,882
	785,158
Less: accumulated depreciation and amortization	598,813
	$ 186,345

Depreciation and amortization expense amounted to $95,128 for the year ended December 31, 2015.

NOTE 7. RELATED PARTY TRANSACTIONS

Referral Fee Agreement

The Company has a sub-clearing agreement with a foreign entity, which is the sole stockholder of the Parent (the Affiliate). The Affiliate introduces foreign customers to the Company in exchange for 75% of the gross revenue generated by the Company in the trading accounts of the foreign customers. During the year ended December 31, 2015, the Company recognized $2,522,167 of such introduced riskless principal revenue and incurred and paid $1,768,458 in referral fee expense to the Affiliate.

Office Lease

The Company's office lease has been guaranteed by the Affiliate. The Affiliate has also provided a letter of credit to the Company's landlord in lieu of a security deposit in the amount of $10,000.

NOTE 8. CONTINGENCIES

During the normal course of operations, the Company, from time to time, may be involved in lawsuits, arbitrations, claims, and other legal or regulatory proceedings.
In December of 2015 the Company received a Wells notice from FINRA relating to some of the findings referred to in the FINRA referral to enforcement letter from the Company's 2013 cycle examination. These findings are the product of an investigation by FINRA into certain foreign bond transactions by customers between 2010 and 2012. The Company has responded to this notice, and no disciplinary action has been taken to date. The Company does not believe that these matters will have a material adverse effect in the Company's financial position, results of operations, or cash flows.

NOTE 5. LEASE COMMITMENTS

The Company is obligated under a non-cancelable operating lease for its office facility in Miami, Florida, expiring in 2017. The office facility lease is guaranteed by a related party (Note 7). The Company has a security deposit held by the landlord in the amount of $120,000. This amount is included in other assets in the accompanying statement of financial condition. In addition, the Company is obligated under a non-cancelable operating lease with the Affiliate for its foreign office facility in Bogota, Colombia, expiring in 2018 (Note 7).

The Company is also obligated under a non-cancelable equipment lease expiring in 2018. The approximate minimum annual lease commitments for years subsequent to December 31, 2015 are as follows:

2016		281,000
2017		241,000
2018		17,000
	$	539,000

Rent expense and equipment rental expense for the year ended December 31, 2015 amounted to $237,293, of which $70,365 was for the foreign office.

NOTE 6. INCOME TAXES

At December 31, 2015, the net deferred tax liability amounted to $42,000 which resulted from temporary differences between financial and tax bases related to depreciation and amortization.

Income tax expense for the year ended December 31, 2015 was as follows:

Current provision, principally federal	$	70,761
Deferred provision, principally federal	(	22,000)
Total	$	48,761

At December 31, 2015, $183,333 of income taxes were prepaid and are included in refundable income taxes in the accompanying Statement of Financial Condition.

SUPPLEMENTAL INFORMATION

ULTRALAT CAPITAL MARKETS, INC.
COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15C3-1
DECEMBER 31, 2015

CREDITS		
Stockholders' equity	$	3,601,684
DEBITS		
Property and equipment, net		186,345
Other assets		404,895
Total debits		591,240
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS		3,010,444
HAIRCUTS ON FOREIGN CURRENCIES		404
NET CAPITAL		3,010,040
MINIMUM NET CAPITAL REQUIREMENT- GREATER OF $100,000 OR 6 2/3% OF AGGREGATE INDEBTEDNESS OF $204,906		100,000
EXCESS NET CAPITAL	$	2,910,040
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.07 to 1
SCHEDULE OF AGGREGATE INDEBTEDNESS		
Accounts payable and accrued liabilities	$	204,906

There are no material differences that exist between the above computation and the Company's corresponding unaudited Form X-17A-5, Part IIA filing.

See report of independent registered public accounting firm.

CONFIDENTIAL

ULTRALAT CAPITAL MARKETS, INC.
STATEMENT ON EXEMPTION FROM THE COMPUTATION OF RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3
DECEMBER 31, 2015

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption (k)(2)(ii), the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements.

See report of independent registered public accounting firm.

CONFIDENTIAL

KAUFMAN ROSSIN
cpa • advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE EXEMPTION REPORT

Ultralat Capital Markets, Inc.
Miami, Florida

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Ultralat Capital Markets, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Ultralat Capital Markets, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) All customers transactions cleared through another broker-dealer on a fully disclosed basis, and (2) Ultralat Capital Markets, Inc. stated that Ultralat Capital Markets, Inc. met the identified exemption provisions for the period from January 1, 2015 through December 31, 2015 without exception. Ultralat Capital Markets, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Ultralat Capital Markets Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kaufman, Rossin & Co.

Kaufman Rossin & Co., P.A.

February 18, 2016
Miami, Florida

Ultralat Capital Markets, Inc's Exemption Report

Ultralat Capital Markets, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 *(k)*: (2) (ii)

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal period from January 1, 2015 through December 31, 2015 without exception.

Ultralat Capital Markets, Inc.

I, Francisco Velasco swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Francisco Velasco

Title: CEO

Date: 02/18/2016

See report of independent registered public accounting firm.

CONFIDENTIAL

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY CFTC REGULATION 1.16

Ultralat Capital Markets, Inc.
Miami, FL

In planning and performing our audit of the financial statements of Ultralat Capital Markets, Inc. (the Company) as of and for the year ended December 31, 2015, in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of such compliance with practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to previously, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2015, to meet the CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the CFTC, the NFA, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.

Kaufman, Rossin & Co.

Kaufman Rossin & Co., P.A.

February 18, 2016
Miami, Florida

KAUFMAN ROSSIN
cpa • advisors

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Ultralat Capital Markets, Inc.
Miami, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Ultralat Capital Markets, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC (collectively the "specified parties"), solely to assist you and the other specified parties in evaluating Ultralat Capital Markets, Inc.'s compliance with the applicable instructions of Form SIPC-7. Ultralat Capital Markets, Inc.'s management is responsible for Ultralat Capital Markets, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

KAUFMAN|ROSSIN
cpa • advisors

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kaufman, Rossin & Co.

Kaufman Rossin & Co., P.A.

Miami, Florida
February 18, 2016

SIPC-7 (33 REV 7 10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7-10)

For the fiscal year ended ________ ______

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Ultralat Capital Markets Inc.
801 Brickell Ave Suite 1060
Miami, FL 33131

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Steven Singer 561-784-8922

2. A.	General Assessment (item 2e from page 2)		$ 15,123
B.	Less payment made with SIPC-6 filed (**exclude interest**) 7/21/15 Date Paid		(8,622)
C.	Less prior overpayment applied		( )
D.	Assessment balance due or (overpayment)		6,501
E.	Interest computed on late payment (see instruction E) for____ __days at 20% per annum		
F.	Total assessment balance and interest due (or overpayment carried forward)		$ 6,501
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 6,501	
H.	Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Ultralat Capital Markets Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Administrative Director
(Title)

Dated the 1 day of January 2016.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2015 and ending 12/31/2015

Item No.		Eliminate cents
2a. Total revenue (FOCUS Line 12-Part IIA Line 9, Code 4030)		$ 6,646,897
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		23,946
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		513,064
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		
(Deductions in excess of $100,000 require documentation)		
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 4,727	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ 60,834	
Enter the greater of line (i) or (ii)		60,834
Total deductions		597,844
2d. SIPC Net Operating Revenues		$ 6,049,053
2e. General Assessment @ .0025		$ 15,123
		(to page 1, line 2.A.)

KAUFMAN | ROSSIN
cpa • advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ultralat Capital Markets, Inc.
Miami, Florida

We have audited the accompanying statement of financial condition of Ultralat Capital Markets, Inc. as of December 31, 2015 and the related notes to the financial statement. This financial statement is the responsibility of Ultralat Capital Markets, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Ultralat Capital Markets, Inc. as of December 31, 2015 in conformity with accounting principles generally accepted in the United States.

Kaufman, Rossin & Co.

Kaufman Rossin & Co., P.A.

Miami, Florida
February 18, 2016

Praxity MEMBER
GLOBAL ALLIANCE OF INDEPENDENT FIRMS

ULTRALAT CAPITAL MARKETS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS		
CASH AND CASH EQUIVALENTS (NOTE 3)	$	3,087,018
RECEIVABLE FROM BROKER (NOTE 3)		332
DEPOSIT AT BROKERS (NOTE 3)		170,000
REFUNDABLE INCOME TAXES (NOTE 6)		183,333
PROPERTY AND EQUIPMENT, NET (NOTE 4)		186,345
OTHER ASSETS (NOTE 5)		221,562
	$	3,848,590
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts payable and accrued liabilities	$	204,906
Deferred income taxes (Note 6)		42,000
Total liabilities		246,906
COMMITMENTS AND CONTINGENCIES (NOTES 5 AND 8)		
STOCKHOLDERS' EQUITY		3,601,684
	$	3,848,590

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

UltraLat Capital Markets, Inc. (the Company), is a member of the Financial Industry Regulatory Authority (FINRA) and is a registered broker dealer. The Company primarily acts in a principal capacity, buying and selling securities on a riskless basis with customers and other dealers within Latin America, principally Columbia. The Company is also authorized to buy and sell equities, mutual funds, corporate debt, and U.S. Government debt, for its customers, and charge a commission.

The Company is a majority owned subsidiary of Ultraholdings Group, Inc., (the Parent).

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Securities Transactions and Revenue Recognition

The Company records all security transactions on the trade-date basis.

Dividend income is recognized on the accrual basis as determined by the ex-dividend date. Interest income is recognized on the accrual basis.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances in excess of federally insured limits. The Company does not expect any risk of loss with regard to these deposits.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense currently.

Depreciation and Amortization

Depreciation of property and equipment is computed using the straight-line method at various rates based upon the estimated useful lives of the assets. The range of estimated useful lives is summarized as follows:

Furniture and fixtures	7 years
Leasehold improvements	6 years
Office equipment	2 - 5 years

Defined Contribution Plan

The Company maintains a 401(k) plan covering substantially all employees, with the Company matching up to 6% of employee payroll deferrals.

Income Taxes

The Company accounts for income taxes under the liability method whereby deferred tax assets and liabilities are provided for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred tax assets, net of a valuation allowance, are recorded when management believes it is more likely than not that the tax benefits will be realized. Realization of the deferred tax assets is dependent upon generating sufficient taxable income in the future. The amount of deferred tax asset considered realizable could change in the near term if estimates of future taxable income are modified.

The Company assesses its tax positions in accordance with "*Accounting for Uncertainties in Income Taxes*" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2012.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

NOTE 2. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $100,000 or 6-2/3% of "Aggregate Indebtedness", as defined. At December 31, 2015, the Company's "Net Capital" was $3,010,040 which exceeded requirements by $2,910,040. The ratio of "Aggregate Indebtedness" to "Net Capital" was 0.07 to 1 at December 31, 2015.

NOTE 3. RISK CONCENTRATIONS

Clearing and Depository Concentrations

The clearing and depository operations for the Company's securities transactions other than futures are provided by a brokerage firm whose principal office is in Jersey City, New Jersey. The underlying agreement expires in November 2016 and provides for early termination fees of $250,000. Effective October 2014, the Company entered into an agreement with a firm whose principal office is in Chicago, Illinois, that will clear futures transactions for the Company. The futures clearing agreement may be terminated without cause by either party by providing 30- day notice. At December 31, 2015, the deposit at brokers, the receivable from broker and $3,082,648 of cash and cash equivalents are held by and due from these brokerage firms.

Other Risk Concentrations

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 3. RISK CONCENTRATIONS (Continued)

Other Risk Concentrations (continued)

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing broker extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and the securities in the customers' accounts. In connection with these activities, the Company executes customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

NOTE 4. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2015 consisted of the following:

Furniture and fixtures	$	221,623
Office equipment		334,030
Leasehold improvements		209,623
Artwork		19,882
		785,158
Less: accumulated depreciation and amortization		598,813
	$	186,345

NOTE 5. LEASE COMMITMENTS

The Company is obligated under a non-cancelable operating lease for its office facility in Miami, Florida, expiring in 2017. The office facility lease is guaranteed by a related party (Note 7). The Company has a security deposit held by the landlord in the amount of $120,000. This amount is included in other assets in the accompanying statement of financial condition. In addition, the Company is obligated under a non-cancelable operating lease with the Affiliate for its foreign office facility in Bogota, Colombia, expiring in 2018 (Note 7).

NOTE 5. LEASE COMMITMENTS (Continued)

The Company is also obligated under a non-cancelable equipment lease expiring in 2018. The approximate minimum annual lease commitments for years subsequent to December 31, 2015 are as follows:

2016	281,000
2017	241,000
2018	17,000
	$ 539,000

NOTE 6. INCOME TAXES

At December 31, 2015, the net deferred tax liability amounted to $42,000 which resulted from temporary differences between financial and tax basis related to depreciation and amortization.

At December 31, 2015, $183,333 of income taxes were prepaid and are included in refundable income taxes in the accompanying Statement of Financial Condition.

NOTE 7. RELATED PARTY TRANSACTIONS

Referral Fee Agreement

The Company has a sub-clearing agreement with a foreign entity, which is the sole stockholder of the Parent (the Affiliate). The Affiliate introduces foreign customers to the Company in exchange for 75% of the gross revenue generated by the Company in the trading accounts of the foreign customers.

Office Lease

The Company's office lease has been guaranteed by the Affiliate. The Affiliate has also provided a letter of credit to the Company's landlord in lieu of a security deposit in the amount of $10,000.

NOTE 8. CONTINGENCIES

During the normal course of operations, the Company, from time to time, may be involved in lawsuits, arbitrations, claims, and other legal or regulatory proceedings. In December of 2015 the Company received a Wells notice from FINRA relating to some of the findings referred to in the FINRA referral to enforcement letter from the Company's 2013 cycle examination. These findings are the product of an investigation by FINRA into certain foreign bond transactions by customers between 2010 and 2012. The Company has responded to this notice, and no disciplinary action has been taken to date. The Company does not believe that these matters will have a material adverse effect in the Company's financial position, results of operations, or cash flows.